May 13, 2025

Douglas MacLeod
Chairman and President
CNH Capital Receivables LLC
5729 Washington Avenue
Racine, Wisconsin 53406

       Re: CNH Capital Receivables LLC
           Registration Statement on Form SF-3
           Filed April 16, 2025
           File No. 333-286570
Dear Douglas MacLeod:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3
2. Please revise the table of contents so that it accurately reflects headings and page numbers. As one example, the "Investor Communications" section found on page 101 is missing from the table of contents. Refer to Item 502(a) of Regulation S-K.
Cover Page

3. We note your statement on the prospectus cover page that you undertake no obligation to update publicly or revise any forward-looking statements. This disclaimer does not
 May 13, 2025
Page 2

       appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
Summary of Terms
Removals Upon Certain Breaches, page 8

4.     We note your disclosure here and elsewhere throughout the prospectus that CNH
       Industrial Capital America LLC (   CNH Capital   ) has an obligation to
repurchase
       receivables for breach of arepresentation or warranty. We also note your risk factor on page 24 titled "Bankruptcy of CNH Capital may cause payment delays or losses"
       stating that, in the event that CNH Capital enters bankruptcy proceedings, certain conditions could lead to delays or reductions in payments to noteholders. Please revise your form of prospectus where appropriate to include bracketed disclosure indicating
       that you will provide information regarding CNH Capital   s financial
condition if there
       is a material risk that CNH Capital   s ability to comply with the
repurchase provision
       could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.
Risk Factors
Federal financial regulatory reform could have a significant effect on the servicer, the sponsor, the depositor or the trust, page 24

5. We note your risk factor stating that, because the sponsor and its subsidiaries are highly regulated by governmental authorities, such regulation may impose significant additional costs and/or restrictions that affect the origination, servicing, and securitization of receivables. Please revise to clarify how government regulation imposes additional costs or might otherwise impair the origination, servicing, and securitization of receivables and describe why this makes your offering speculative or risky.
Summary of Deposits to and Withdrawals from Accounts, page 26

6. We note that the diagram of collections and distributions on page 26 does not include the payments, listed on page 89 under the heading "Servicing Matters--Distributions,"
       due to a swap counterparty pursuant to a swap agreement or termination of such agreement. Please revise your diagram or notes to the diagram for consistency with your disclosures related to priority of distributions.
Credit Risk Retention, page 106

7.     Your disclosure refers to the risk retention regulations in
Regulation RR of the
       Securities Act   . Please revise to accurately reflect that Regulation
RR is promulgated
       under the Securities Exchange Act of 1934, rather than the Securities Act of 1933.
8. We note your bracketed disclosure for the "Eligible Vertical Interest Option" that the depositor's retention of [ ]% of each class of notes and the certificates satisfies the requirements for an eligible vertical interest under Regulation RR. Please revise as necessary to clarify that any retained vertical interest will equal at least 5%, consistent with the descriptions of the "Combination Vertical and Horizontal
Interest
       Option" and the "Eligible Horizontal Residual Interest Option."
 May 13, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Kayla Roberts at 202-551-3850 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance